UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Orthofix Medical Inc.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

68752M108

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 11, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68752M108

1	NAME OF REPORTING PERSON

ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,479,157
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,479,157
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,479,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 68752M108

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		299,117
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

299,117
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

299,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 68752M108

1	NAME OF REPORTING PERSON

ENGINE LIFT CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		257,027
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

257,027
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

257,027
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 68752M108

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,035,301
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,035,301
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,035,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 68752M108

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,035,301
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,035,301
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,035,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 68752M108

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,778,274
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,778,274
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,778,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 68752M108

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		257,027
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

257,027
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

257,027
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 68752M108

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,035,301
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,035,301
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,035,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 68752M108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Engine Capital, Engine Jet and Engine Lift were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,479,157 Shares beneficially owned by Engine Capital is approximately $29,030,928, including brokerage commissions. The aggregate purchase price of the 299,117 Shares beneficially owned by Engine Jet is approximately $3,508,642, including brokerage commissions. The aggregate purchase price of the 257,027 Shares beneficially owned by Engine Lift is approximately $3,014,927, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 11, 2023, Engine Capital and certain of its affiliates (collectively, “Engine”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the Issuer agreed to appoint three new directors to the Issuer’s Board of Directors (the “Board”): Alan L. Bazaar, Michael M. Finegan and Charles (“Chuck”) R. Kummeth (each of Mr. Bazaar, Mr. Kummeth and Mr. Finegan, a “New Director,” and collectively, the “New Directors”). The Issuer further agreed to (i) nominate each of the New Directors for election to the Board at the 2024 Annual Meeting, (ii) ensure that three directors serving on the Board as of the date preceding the date of the Cooperation Agreement will not stand for re-election at the 2024 Annual Meeting, and (iii) appoint one of the New Directors as Chair of the Board effective as of the conclusion of the 2024 Annual Meeting.

Pursuant to the Cooperation Agreement, the Issuer agreed to form a Strategy Committee of the Board (the “Strategy Committee”) consisting of Catherine M. Burzik, Mr. Finegan, John Henneman, III and Mr. Kummeth, with Mr. Finegan serving as the chairperson of the Strategy Committee. The Issuer further agreed that the Board will appoint (i) Mr. Bazaar to the Audit & Finance Committee of the Board, (ii) Mr. Kummeth to the Nominating, Governance & Sustainability Committee of the Board, (iii) Mr. Finegan to the Compliance & Ethics Committee of the Board, and (iv) appoint Messrs. Bazaar and Kummeth to the Compensation & Talent Development Committee of the Board (the “C&TD Committee”), and that the C&TD Committee shall consist of four directors. The Issuer further agreed that the Board will take all necessary action to appoint at least one of the New Directors to any standing committee of the Board created prior to the Termination Date (as defined below).

Additionally, under the Cooperation Agreement, Engine has replacement rights in the event a New Director is unable to serve as a director prior to the expiration of the Termination Date subject to certain conditions.

The terms of the Cooperation Agreement further provide that Engine is subject to customary standstill obligations and certain voting commitments from the date of the Cooperation Agreement until the earlier of (i) such date that Engine and the Issuer terminate the Cooperation Agreement by written mutual agreement, (ii) the date that is thirty days prior to the deadline for nominating directors for the Issuer’s 2025 Annual Meeting of Stockholders, and (iii) one hundred twenty days prior to the first anniversary of the 2024 Annual Meeting (the “Termination Date”).

10

CUSIP No. 68752M108

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 36,756,607 Shares outstanding as of November 6, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

A.	Engine Capital
(a)	As of the date hereof, Engine Capital directly owned 2,479,157 Shares.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 2,479,157
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,479,157
4. Shared power to dispose or direct the disposition: 0

B.	Engine Jet
(a)	As of the date hereof, Engine Jet directly owned 299,117 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 299,117
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 299,117
4. Shared power to dispose or direct the disposition: 0

C.	Engine Lift
(a)	As of the date hereof, Engine Lift directly owned 257,027 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 257,027
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 257,027
4. Shared power to dispose or direct the disposition: 0

11

CUSIP No. 68752M108

D.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Capital, Engine Jet and Engine Lift, may be deemed to beneficially own the 3,035,301 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Lift.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 3,035,301
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,035,301
4. Shared power to dispose or direct the disposition: 0

E.	Engine GP
(a)	Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the 3,035,301 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Lift.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 3,035,301
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,035,301
4. Shared power to dispose or direct the disposition: 0

F.	Engine Investments
(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 2,778,274 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 2,778,274
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,778,274
4. Shared power to dispose or direct the disposition: 0

G.	Engine Investments II
(a)	Engine Investments II, as the general partner of Engine Lift, may be deemed to beneficially own the 257,027 Shares owned by Engine Lift.

Percentage: Approximately Less than 1%

(b)	1. Sole power to vote or direct vote: 257,027
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 257,027
4. Shared power to dispose or direct the disposition: 0

12

CUSIP No. 68752M108

H.	Arnaud Ajdler
(a)	Mr. Ajdler, as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II, may be deemed to beneficially own the 3,035,301 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Lift.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 3,035,301
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,035,301
4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	The transactions in the Shares since the filing of the Schedule 13D by certain of the Reporting Persons are set forth on Schedule A attached hereto and are incorporated herein by reference.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 11, 2023, Engine and the Issuer entered into the Cooperation Agreement, as defined and described in Item 4 above which is attached as Exhibit 99.1 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement by and among Engine Capital, L.P., Engine Jet Capital, L.P., Engine Lift Capital, LP, Engine Capital Management, LP, Engine Capital Management GP, LLC, Engine Investments, LLC, Engine Investments II, LLC, Arnaud Ajdler and Orthofix Medical Inc., dated December 11, 2023.

13

CUSIP No. 68752M108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2023

Engine Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Lift Capital, LP

By:	Engine Investments II, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LP

By:	Engine Capital Management GP, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

14

CUSIP No. 68752M108

Engine Capital Management GP, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments II, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
Arnaud Ajdler

15

CUSIP No. 68752M108

SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

ENGINE CAPITAL L.P.

Purchase of Common Stock	123,905	10.8408	11/09/2023
Purchase of Common Stock	8,168	9.9986	11/10/2023
Purchase of Common Stock	142,935	9.8813	11/10/2023
Purchase of Common Stock	7,971	9.9677	11/10/2023

ENGINE JET CAPITAL, L.P.

Purchase of Common Stock	83	10.8408	11/09/2023
Purchase of Common Stock	14,950	10.8408	11/09/2023
Purchase of Common Stock	985	9.9986	11/10/2023
Purchase of Common Stock	17,246	9.8813	11/10/2023
Purchase of Common Stock	961	9.9677	11/10/2023

ENGINE LIFT CAPITAL, LP

Purchase of Common Stock	71	10.8408	11/09/2023
Purchase of Common Stock	12,846	10.8408	11/09/2023
Purchase of Common Stock	847	9.9986	11/10/2023
Purchase of Common Stock	14,819	9.8813	11/10/2023
Purchase of Common Stock	827	9.9677	11/10/2023